Exhibit 1.02

Bruker Corporation

Conflict Minerals Report

For the Year Ended December 31, 2013

Introduction

This Conflict Minerals Report (“Report”) of Bruker Corporation and its consolidated subsidiaries (“Bruker,” “we,” “us,” “our” or the “Company”) for the year ended December 31, 2013 has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule requires disclosure of certain information by a company that manufactures, or contracts to manufacture, products and the minerals specified in the Rule as “conflict minerals” are necessary to the functionality or production of those products. For purposes of the Rule, “conflict minerals” include gold, columbite-tantalite (coltan), cassiterite, and wolframite and their derivatives, which are limited to tantalum, tin and tungsten. During the fiscal year ended December 31, 2013, we manufactured, or contracted to manufacture, certain products described below for which conflict minerals are necessary to their functionality or production.

We have adopted a Conflict Minerals Policy, which is publicly available at www.bruker.com under “About Us” in “Investors/Corporate Governance/Conduct”. This Report describes our due diligence measures on the source and chain of custody of conflict minerals necessary to the products we manufactured, or contracted to manufacture during 2013, our efforts to determine the mine or location of origin of the necessary conflict minerals, and, to the extent known to us, the facilities used to process the conflict minerals.

Products Covered by this Report

Bruker, together with its consolidated subsidiaries, is a designer and manufacturer of proprietary life science and materials research systems and associated products that address the rapidly evolving needs of a diverse array of customers in life science, pharmaceutical, biotechnology, clinical and molecular diagnostics research, and materials and chemical analysis in various industries and government applications. The Company’s principal executive office is located at 40 Manning Road, Billerica, MA 01821.

This Report relates to our products for which: (i) conflict minerals are necessary to the functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacturing was completed during the twelve months ended December 31, 2013. These products, which we collectively refer to in this Report as the “Products,” include the following: magnetic resonance systems; preclinical imaging systems; mass spectrometry, infrared and Raman molecular spectroscopy, and chromatography instruments; portable analytical and bioanalytical detection systems and related products; X-ray imaging and analytical systems and devices; atomic force microscopy, optical metrology, and electron microscope devices; and high and low temperature superconducting materials and superconductivity enabled tools and devices.

Reasonable Country of Origin Inquiry

We conducted a good faith reasonable country of origin inquiry (“RCOI”), including the due diligence procedures outlined below, regarding the conflict minerals necessary to our Products’ functionality or production. As the initial step in our RCOI process, we reviewed parts and materials used in the manufacturing of our products to identify which may include necessary conflict minerals. Those parts and materials identified that may include conflict minerals necessary to the functionality or production of the relevant product were then linked to the direct supplier, or suppliers, from which we purchased the applicable parts or materials. Our RCOI was reasonably designed to determine whether such conflict minerals originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, or Zambia (collectively, the “Covered Countries”) or came from scrap or recycled sources.

Our supply chain with respect to the Products is complex, and we do not purchase conflict minerals directly from mines, smelters or refiners.  We purchase parts and materials directly, or contract with others to manufacture parts, from a large number of suppliers. In the initial year of implementing RCOI procedures, due to the breadth and depth of our supply chain, our focus was to engage with direct suppliers that accounted for a substantial amount of our purchases of parts and materials where conflict minerals may be included. In most cases, there are multiple layers of third parties in the supply chain between us and the ultimate upstream source of the conflict minerals. We therefore requested our direct suppliers to provide information regarding the source and chain of custody of conflict minerals included in the Products, as further described below. To provide this information, our direct suppliers inquired with their suppliers to attempt to identify the ultimate source and country of origin of the conflict minerals included in the Products. Given the complexity of this multi-tiered process, many of our direct suppliers have been unable to identify, verify, and report to us the origin of conflict minerals contained in the Products manufactured in 2013. Based on our RCOI, we were unable to determine the country of origin of the conflict minerals. Therefore, we could not exclude the possibility that conflict minerals necessary to the Products may have originated in the Covered Countries and may not have come from recycled or scrap sources.

Due Diligence Design and Process

Our due diligence process was designed to materially conform with the second edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement of Gold (“OECD Framework”), an internationally recognized due diligence framework.

The due diligence process we implemented in 2013 included the following:

Step 1 — Establish strong company management systems

•                  We developed a Conflict Minerals Policy, which is available on the Company’s website at www.bruker.com under “About Us” in “Investors/Corporate Governance/Conduct”.

•                  We established an internal team sponsored by our senior management. The internal team included representation from corporate finance and the Company’s operating divisions on a cross-functional basis, including purchasing, manufacturing, quality management and research and development. The internal team’s responsibilities included developing and executing the Company’s due diligence process.

•                  We engaged a third-party vendor to assist in designing and implementing our RCOI procedures and due diligence process.

•                  We created a central electronic repository to store relevant documentation created or obtained during the due diligence process.

Step 2 — Identify and assess risks in the supply chain

•                  We conducted a survey of suppliers determined to be in-scope for RCOI in the 2013 reporting year, using the template developed jointly by the companies of Electronic Industry Citizenship Coalition (“EICC”) and The Global e-Sustainability Initiative (“GeSI”), known as the Conflict-Free Sourcing Initiative (“CFSI”) Reporting Template.

•                  For those suppliers requested to complete the survey, we prepared and made available to the suppliers a training document which provided an overview of the Rule and additional guidance as to how to complete the survey.

•                  We reviewed the surveys, and any other documentation, received from suppliers to validate if parts or materials provided to us include conflict minerals, and if so, attempt to identify the source and country of origin. We reviewed responses for completeness and reliability based on a defined set of red flags criteria to help facilitate the review.

Step 3 — Design and implement a strategy to respond to identified risks

•                  We created escalation procedures in an effort to obtain responses from all suppliers to which a survey was sent.

•                  We held periodic status updates among the internal team and senior management to discuss survey response results.

•                  We briefed senior management, as well as the Audit Committee of the Company’s Board of Directors, on the status of our compliance obligations and due diligence efforts on a periodic basis.

Step 4 — Carry out independent third-party audit of smelter/refiner’s due diligence practices

•                  We do not have a direct relationship with the smelters and refiners used to process the conflict minerals necessary to the Products and do not perform audits of those smelters and refiners. We rely on industry efforts, such as the CFSI, to influence smelters and refineries to become certified as part of CFSI’s Conflict Free Smelter Program.

Step 5 — Report annually on supply chain due diligence

•                  We have filed publicly a Form SD, which includes, as needed, a Conflict Minerals Report on an annual basis. This Report is available on the Company’s website at www.bruker.com under “About Us” in “Investors/ Corporate Governance/Conduct”.

Due Diligence Results

As noted above, our supply chain is complex and contains many layers for which our direct suppliers have been unable to identify, verify and report to us the origin of conflict minerals. Therefore, we do not have sufficient information to reasonably determine or validate either the facilities used to process the conflict minerals, the country of origin of the conflict minerals contained in the Products, or that such conflict minerals were not sourced from the Covered Countries or were sourced from scrap or recycled sources.

Due Diligence Process Development

As part of further developing our due diligence program, we intend to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries. Development of the due diligence program is expected to include:

•                  Enhancing the supplier communication, training and escalation process to improve due diligence data accuracy and completeness. This involves expanding the population for which supplier surveys are requested, increasing the response rate of supplier surveys, and performing additional due diligence of smelter information based on supplier survey responses to validate or identify the facilities used to process necessary conflict minerals and the country of origin of such minerals.

•                  Providing additional training to our employees on the Conflict Minerals Policy, its objectives and potential impacts.

•                  To the extent any products or materials are reasonably determined to not be conflict free, encouraging our suppliers to implement responsible sourcing practices and obtain their products from smelters and refiners recognized as conflict free by a recognized program such as the CFSI Conflict Free Smelter Program.